We Are Kula, LLC
Statement of Changes in Members' Deficit
For the Period April 24, 2018 (Inception) to December 31, 2018
(Unaudited)

	Members' Contributions	Accumulated Deficit	Total Members' Deficit
Balance, April 24, 2018 (Inception)	$ -	$ -	$ -
Members' contributions	1,000		1,000
Net loss		(109,081)	(109,081)
Balance, December 31, 2018	$ 1,000	$ (109,081)	$ (108,081)